May 11, 2006

Mail Stop 4561

Hollis M Greenlaw, Esq.
Director, UMTH Land Development, L.P.
1702 N. Collins Blvd., Suite 100
Richardson, TX 75080

Re: United Development Funding III, L.P.
Supplemental Response Letter via facsimile dated May 10, 2006
Registration No. 333-127891

Dear Mr. Greenlaw:

We have reviewed your letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have reviewed your new disclosure submitted in response to comment 1 from our letter of May 9, 2006. Please revise your disclosure further to clarify that the creation of the reserve will only cause the value of the partnership to be on parity with or greater than the amount payable for units under your unit redemption program if there is no other decrease in net asset value. Your disclosure should highlight the fact that net asset value will not remain static and that non-redeeming unit holders will experience dilution as a result of redemptions which occur at any time when the net asset value has decreased, regardless of the reserve. In addition, please include risk factor disclosure discussing the dilution risk of redemptions to non-redeeming unit holders.

Distributions and Allocations, page 84

2.   Refer to the final carry-over paragraph on page 84. We note that you will apply any cash available for distributions that is distributed to limited partners first as a return of capital until the limited partner has received his capital contribution. Please confirm whether the return of capital for these purposes will be considered in determining "amounts previously distributed to [a limited partner] as a return of his or her capital contribution" in connection with a unit holder's redemption value, as described in the final full paragraph on page 98.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Jorge Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor, at (202) 551-3412, or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Lauren Burnham Prevost, Esq. (*via facsimile*)
        John A. Earles, Esq. (*via facsimile*)
        Seth K. Weiner, Esq. (*via facsimile*)
        Morris, Manning & Martin, LLP